Filed by Windstream Parent, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Uniti Group, Inc.

Commission File No.: 001-36708

Date: August 1, 2024

2Q24 Financial Earnings July 31, 2024

Safe Harbor Statement

This presentation includes forward-looking statements that are subject to risks and uncertainties that could cause actual future events and results to differ materially from those expressed in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning.

Forward-looking statements include, but are not limited to, guidance regarding 2024 financial and operational results and our ability to successfully execute our 2024 company strategic goals supporting the guidance, including our quality initiatives designed to improve our customer’s experiences; anticipated Kinetic broadband subscribers and market penetration growth, including broadband additions; availability and timing of delivery of fiber broadband to customers, including fiber broadband penetration; number of households or locations that may be served generally and related to funding from various state and federal broadband programs, including future programs, public-private partnerships with government entities, the Rural Digital Opportunity Fund and the Broadband Equity and Access Deployment Program (BEAD); opportunities related to strategic sales, products, and strategic revenue growth across all of our business units; expectations regarding expense management activities, including continuation of reduction in interconnection and access expense, and the timing and benefit of such activities; statements regarding possible benefits of the proposed transaction with Until Group, Inc., that was announced publicly in May 2024; and any other statements regarding plans, objectives, expectations and intentions and other statements that are not historical facts. These statements, along with other forward-looking statements regarding Windstream’s overall business outlook, are based on estimates, projections, beliefs, and assumptions that Windstream believes are reasonable but are not guarantees of future events, performance, or results. Actual future events and results may differ materially from those expressed in these forward-looking statements as the result of a number of important factors.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to increased competitive pressures as state and federal broadband funding programs provide opportunities for new entrants in our markets and possible overbuilding of our network; our ability to, and the extent to which, we participate in BEAD and are able to successfully secure funding via competitive bidding processes over our competitors, especially in light of the various bidding requirements and program parameters proposed by the individual states for the award of BEAD funding; loss of funding from the Affordable Connectivity Program that may lead to customer disconnects or other state or federal subsidy programs that are not yet permanent programs; the effect of any changes in federal or state governmental regulations or statutes, including any new regulations regarding alleged digital discrimination and net neutrality in the marketplace; uncertainty created in the federal Universal Service Fund program based on pending legal actions; oversight or enforcement activities by state or federal agencies; that the proposed transaction with Uniti Group, Inc., could cause distraction by management and an allocation of resources that otherwise would have been attributed to the business; adverse changes in economic conditions, including the impact of foreign wars or political upheaval; risks and uncertainties from cost pressures and inflation on our customers’ communications and payment decisions and on the business of our vendors; adverse economic, political or market conditions related to epidemics, pandemics, or disease outbreaks, and the impact of these conditions on our business operations and financial position and on our customers; impact of any supply chain delays or shortages on our business operations and on our customers’ ability to operate their business; that the expected benefits of cost reduction and expense management activities are not realized or adversely affect our sales and operations or are otherwise disruptive to our business and personnel; the impact of new, emerging, or competing technologies and our ability to utilize these technologies to provide services to our customers; and general U.S. and worldwide economic conditions and related uncertainties. Windstream does not undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

2 | WINDSTREAM

3 Paul Sunu Chief Executive Officer Drew Smith Chief Financial Officer & Treasurer Genesis White VP, Investor Relations & Assistant Treasurer

4 Be the PREMIER broadband provider Be the TRUSTED communications and security advisor Be the INNOVATIVE wholesale leader OPERATIONS & SUPPORT Be the unwavering foundation that aligns, nurtures and enables us to be our best Focus o diversity and inclusion Prioritize quality and trust. Do it right the first time, every time. Give our best in everything we do.

Second Quarter Highlights

Adjusted EBITDAR of $362M, up 4% year to date[1]

kinetic by windstream

Consumer Highlights

- Kinetic consumer service revenue down 2% year-over-year largely driven by impact of the ACP step-down[2]
- Strong fiber additions of 17K in quarter
- Consumer Broadband ARPU of $89.13 up 2% y-o-y

Fiber Build Momentum Continues

- 94K new consumer premises added year to date
- Approximately 1.6 million consumer premises now have access to FTTH services
- 36% coverage of consumer households was achieved by quarter end

WINDSTREAM ENTERPRISE & windstream wholesale

Strong Strategic Revenue Trends

- Continued focus on Strategic & Advanced IP portfolios, which now represent 89% of total Enterprise Market service revenue[3][4]
- Wholesale had solid performance highlighted by high demand from telecom, cable and content customers

Interconnection Expense Reduction[4]

- Total interconnection expense fell by 16% y-o-y; legacy-TDM related expenses [5] fell by 26% y-o-y
- Of the $645 million in annualized interconnection expense remaining, $279 million relates to TDM services[5]

(1) Adjusted EBITDAR excluding gain on sale of IPv4 assets in 1Q24 (2) Step-down of the Affordable Connectivity Program (ACP) began in 2Q24; Windstream's ACP customer base received ~$3M in monthly subsidy under this program (3) Excludes End user surcharges; (4) Based on 2Q24 results on an annualized basis (5) Includes TDM expenses as shown on Slide 11, plus Network Facilities (excluding Fiber Expense)

5 | WINDSTREAM

1,258 1,290 1,352 1,396 1,437 1,466 26 34 40 48 54 64 10 12 14 15 17 23 1,000 1,100 1,200 1,300 1,400 1,500 1,600 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 1 Gbps Consumer Premises Passed by Type (in 000’s) RDOF PPP Strategic 94K 1 Gbps Consumer Premises Constructed Year to Date 6 1,553 1,294 1,336 1,406 1,459 1,508

72% 76% 79% 81% 81% 44% 50% 53% 57% 58% 10% 22% 29% 34% 36% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 2020 2021 2022 2023 2Q24 25 Mbps+ 100 Mbps+ 1Gbps % of Homes in Kinetic Footprint with Access to Available Speeds 7

24 23 20 18 17 25.5% 25.8% 26.3% 26.6% 26.9% 20% 21% 22% 23% 24% 25% 26% 27% 28% 275 300 325 350 375 400 425 450 475 2Q23 3Q23 4Q23 1Q24 2Q24 383 363 340 401 418 Ended 2Q with Consumers on 1G capable facilities, up 17K from 1Q24 Penetration Consumer Fiber Subscription Growth Shows Strong Adoption of New 1 Gbps Facilities ▪ Ending Fiber Subscribers ▪ Penetration Rate Note: Consumer Subscriber counts in 000’s 8

< 1 Year Cohorts 18% 16% 22% 15% 15% 20% 22% 25% 26% 27% 24% 29% 28% 23% 23% 29% 22% 21% 26% 27% 29% 30% 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 25% 24% 20% 3Q23 4Q23 1Q24 Newest Fiber Cohorts Are Showing Strong Penetration Early Note: Cohort penetration reflects consumers on 1G capable facilities, within the respective cohort, at the 12 - month (Year 1 Penetratio n) and 24 - month (Year 2 Penetration) anniversary of the cohort being launched. Less than 1 Year cohort penetration is shown as of June 30, 2024, reflecting penetration at the 9 - , 6 - and 3 - month mark for cohorts c ompleted in the third and fourth quarter of 2023, and first quarter of 2024, respectively. 40% Target Penetration Over a 4 Year Period 6 - Month Penetration 3 - Month Penetration Year 1 & Year 2 Cohort Penetration Year 1 Penetration Year 2 Penetration 9 - Month Penetration 9

Financial Overview 2023 2023 2023 2023 2024 2024 Q2 Q3 Q4 YE Q1 Q2 Revenue and Sales Kinetic Market 537$ 530$ 540$ 2,143$ 547$ 529$ Enterprise Market 338 346 314 1,369 316 287 Wholesale Market 106 115 103 437 114 100 Service Revenue 980$ 991$ 958$ 3,948$ 977$ 916$ Product & Fiber Sales 11 11 9 39 24 11 Total Revenue and Sales 991$ 1,002$ 967$ 3,987$ 1,001$ 926$ Expenses Direct Segment Expenses 358$ 363$ 337$ 1,421$ 343$ 326$ Network Access & Facilities 129 127 118 505 111 109 Shared Network & Operations 75 75 72 302 70 64 Information Techology/Shared Corporate 69 68 60 271 71 65 Total Expenses 631$ 632$ 588$ 2,499$ 595$ 565$ Adjusted EBITDAR 360$ 370$ 379$ 1,488$ 406$ 362$ Adjusted EBITDAR Margin % 36.3% 36.9% 39.2% 37.3% 40.6% 39.1% (Dollars in Millions) 10 (1) 1Q24 Adjusted EBITDAR excluding gain on sale of IPv4 assets (1)

Significant Interconnection Cost Reductions

TDM Retirement Accelerates Cost Reduction and Improves Customer Experience

Interconnection Expenses (in millions)	2Q23 Annualized	2Q24 Annualized	YoY Change %
TDM	$ 79	$ 38	(51%)
IP/Ethernet	$ 242	$ 216	(11%)
Last Mile Access	$ 321	$ 255	(21%)
TDM	$ 46	$ 12	(74%)
IP/Ethernet	$ 19	$ 15	(19%)
Network Access	$ 65	$ 27	(58%)
Network Facilities (excluding Fiber Expense)	$ 61	$ 40	(34%)
Fiber Expense & Other	$ 22	$ 19	(14%)
Network Facilities Expense	$ 83	$ 59	(29%)
Enterprise Interconnect and Network Facilities Expense	**$ 469**	**$ 342**	**(27%)**
Network Facilities (excluding Fiber Expense)	$ 189	$ 189	0%
Fiber Expense & Other [2]	$ 113	$ 114	1%
Kinetic & Wholesale Network Facilities Expense	**$ 302**	**$ 303**	**1%**
Total Interconnect and Network Facilities Expense	**$ 771**	**$ 645**	**(16%)**

(1) Includes TDM expenses as shown, plus Network Facilities (excluding Fiber Expense)
(2) Kinetic Fiber Expense & Other was updated during the current quarter to include Kinetic Pole Attachment expense. Prior periods were restated to reflect this change

- 2Q24 annualized run-rate of $645 million in interconnection and network facilities expenses; annualized decline of 16%
- $279 million of Legacy TDM-related expense[1] including Network Facility expense; annualized decline of 26%
- Continued execution of multi-year program to migrate legacy TDM customers to newer technologies, moving from circuit-level to market-level optimization
- The focus on market-level TDM removal will enable greater reductions in network real estate and colocation expenses

11 | WINDSTREAM

$250 $0 $0 $0 $0 $708 $1,400 $- $250 $500 $750 $1,000 $1,250 $1,500 2023 2024 2025 2026 2027 2028 $475 Debt Maturity as of November 10, 2022 Revolver Draw Note : Available capacity under credit facility excludes outstanding letters of credit of $134.1 million of which $104.6 million w as issued to Universal Service Administrative Company as a condition for Windstream receiving RDOF funding The amended senior secured revolving credit facility will have $500 million of capacity through September 21, 2024, and $475 mil lion of capacity through January 23, 2027 Net Liquidity 1 Net Debt to Adjusted EBITDA First Out Term Loan 1 Net Liquidity calculation includes $500 million revolver capacity through September 2024 Debt Maturity as of June 30, 2024 12 Term Loan Senior First Lien Notes Undrawn Revolver

Broadband Consumers (1) Fiber Broadband Consumers (1) Fiber Route Miles (1)(4) Fiber Households Today (1) Fiber Households – Build Plan (1) Windstream Owns 100GB POPs (1) Total Consumer Revenues (2) Kinetic Owned Assets (3) E&W Owned Assets (3) Kinetic Fully Owned and Operated Metrics 215K (20.7%) 117K (31.3%) 453K (29.2%) 651K (35.0%) $229M $2.5B E&W Owned & Operated 80K (75.0%) 1,358 (100.0%) $ 1.0B (1) Metric represents number and percentage of Windstream total not associated or encumbered by Uniti Master Lease Agreements as of June 30, 2024 (2) Consumer Revenues for FY 2023 that are not within in - footprint ILEC markets governed by Uniti ILEC Master Lease Agreement (3) Kinetic and E&W Owned Assets represent net PP&E, excluding CWIP, as of December 31, 2023, for Windstream owned assets (4) Beginning in 2Q24, the calculation of Fiber Route Miles was modified to align with Uniti disclosures 13

14 (all $ in millions) 2023 Results 2024 Guidance Adjusted EBITDAR (1) $1,488M Approximately flat y - o - y (adjusted for ACP expiration) (2) Capex, net (3) $798M Approximately $700M Unlevered Free Cash Flow (4) $155M Approximately $140M Fiber Consumer Customer Additions 96K Similar to 2023 Fiber Premises Constructed 232K Approximately 200K (lowered from previous: "Similar to 2023") (1) 2024 Adjusted EBITDAR guidance excludes the impact of non - core operating asset sales during the period (2) Adjusted for expected wind - down of the Affordable Connectivity Program (ACP) in 2Q 2024. Windstream’s ACP customer base currently receives ~ $3M in monthly subsidy under this program (3) Adjusted Capex, less GCI reimbursements (4) Total change in cash, excluding cash interest, cash taxes and debt amortization payments

Quarterly supplemental schedules (Pro Forma) Appendix 15

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti Group Inc. (“Uniti”), Windstream Holdings II, LLC (“Windstream”) or the proposed combined company (“New Uniti”) or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

In connection with the contemplated merger (the “Merger”), New Uniti has filed a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents, which has not yet become effective. Once effective, the Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Merger.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CONTAINS IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE MERGER AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Merger will be available free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on the Company's investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

Participants in the Solicitation

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Merger. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed by New Uniti with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Uniti and Windstream at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding the Merger and the future performance of New Uniti (together with Windstream and Uniti, the “Merged Group”), the perceived and potential synergies and other benefits of the Merger, and expectations around the financial impact of the Merger on the Merged Group’s financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Uniti and Windstream for Uniti and Windstream, respectively, and the Merged Group, the anticipated timing for and outcome and effects of the Merger (including expected benefits to shareholders of Uniti), expectations for the ongoing development and growth potential of the Merged Group and the future operation of Uniti, Windstream and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the Merger; the ability of the parties to complete the Merger considering the various closing conditions; the expected benefits of the Merger, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of New Uniti following completion of the Merger; and anticipated growth strategies and anticipated trends in Uniti’s, Windstream’s and, following the expected completion of the Merger, New Uniti’s business.

In addition, other factors related to the Merger that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Merger, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Merger, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Merger within the expected time period (if at all); potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Merger; risks relating to the value of New Uniti’s securities to be issued in the Merger; disruptions of Uniti’s and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Merger; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Merger; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Merger will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Windstream does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.